Exhibit 99.1
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page (s)
Consolidated Balance Sheet as of December 31, 2021 and Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2022	F-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2021 and 2022	F-6
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended June 30, 2021 and 2022	F-8
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 and 2022	F-10
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-13

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2021	June 30, 2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		90,552	91,844	13,712
Restricted cash		164,030	137	20
Derivative assets		5,989	3	—
Short-term investments	15	30,000	20,000	2,986
Accounts receivable, net of allowances of RMB37,690 and RMB26,590 (US$3,970) as of December 31, 2021 and June 30, 2022, respectively	3	43,860	35,138	5,246
Prepayments and other current assets	4	46,670	34,238	5,112
Amounts due from related parties		35	—	—

Total current assets		381,136	181,360	27,076

Non-current assets:
Property and equipment, net		62,179	49,267	7,355
Intangible assets, net		5,398	26,809	4,002
Long-term investments	5	141,926	140,015	20,904
Goodwill	6	—	37,785	5,641
Other non-current assets		4,898	13,476	2,012

Total non-current assets		214,401	267,352	39,914

Total assets		595,537	448,712	66,990

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2021	June 30, 2022
		RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST S AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan		150,000	—	—
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB17,529 and RMB18,214 (US$2,719) as of December 31, 2021 and June 30, 2022, respectively)		18,292	19,190	2,865
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB115,900 and RMB124,462 (US$18,582) as of December 31, 2021 and June 30, 2022, respectively)	7	119,991	129,720	19,367
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB64,527 and RMB64,642 (US$9,651) as of December 31, 2021 and June 30, 2022, respectively)	8	85,305	78,240	11,681
Amounts due to related parties (including amount due to related parties of the VIE without recourse to the Company of RMB54 and RMB66 (US$10) as of December 31, 2021 and June 30, 2022, respectively)		54	66	10

Total current liabilities		373,642	227,216	33,923

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2021	June 30, 2022
		RMB	RMB	US$
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB560 and RMB511 (US$75) as of December 31, 2021 and June 30, 2022, respectively)		2,607	2,734	408
Deferred revenue (including non-current deferred revenue of the VIE without recourse to the Company of RMB569 and RMB5,677 (US$848) as of December 31, 2021 and June 30, 2022, respectively)	7	3,845	8,027	1,198
Deferred tax liabilities (including non-current deferred tax liabilities of the VIE without recourse to the Company of nil and RMB5,097 (US$761) as of December 31, 2021 and June 30, 2022, respectively)		—	5,097	761

Total non-current liabilities		6,452	15,858	2,367

Total liabilities		380,094	243,074	36,290

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2021	June 30, 2022
		RMB	RMB	US$
Commitments and contingencies	11
Redeemable noncontrolling interests	13	—	31,582	4,715
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2021 and June 30, 2022; 4,920,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 62,036,273 shares and 62,215,467 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		38	38	6
Class B common shares (par value of US$0.0001 per share as of December 31, 2021 and June 30, 2022; 30,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		11	11	1
Additional paid-in capital		1,021,961	1,029,970	153,770
Accumulated deficit		(819,018)	(872,242)	(130,222)
Accumulated other comprehensive income		12,451	16,279	2,430

Total shareholders’ equity		215,443	174,056	25,985

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		595,537	448,712	66,990

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Notes	2021	2022
		RMB	RMB	US$
Revenues ( including related party amounts of nil, and RMB50 (US$7) for the six months ended June 30, 2021 and 2022, respectively )	14	165,609	161,477	24,108
Cost of revenues		(40,088)	(49,501)	(7,390)

Gross profit		125,521	111,976	16,718

Operating expenses
Research and development		(106,219)	(80,772)	(12,059)
Sales and marketing		(53,904)	(49,609)	(7,406)
General and administrative		(46,692)	(51,797)	(7,734)

Total operating expenses		(206,815)	(182,178)	(27,199)

Loss from operations		(81,294)	(70,202)	(10,481)

Foreign exchange loss		(1,504)	(3,264)	(488)
Interest income		3,330	1,639	245
Interest expense		(4,978)	(2,621)	(391)
Other income, net		13,098	18,531	2,767
Change in fair value of structured deposits	16	20	3	—
Change in fair value of foreign currency swap contract		1,905	764	114

Loss before income taxes		(69,423)	(55,150)	(8,234)

Income tax expense	10	(11)	(135)	(20)

Net loss		(69,434)	(55,285)	(8,254)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Notes	2021	2022
		RMB	RMB	US$
Less: net loss attributable to redeemable noncontrolling interests		—	(2,061)	(308)

Net loss attributable to Aurora Mobile Limited’s shareholders		(69,434)	(53,224)	(7,946)

Net loss attributable to common shareholders		(69,434)	(53,224)	(7,946)

Net loss per share for class A and class B common shares:	12
Class A and B Common Shares — basic and diluted		(0.88)	(0.67)	(0.10)
Shares used in net loss per share computation:
Class A common shares — basic and diluted		61,668,577	62,098,973	62,098,973
Class B common shares — basic and diluted		17,000,189	17,000,189	17,000,189
Other comprehensive income
Foreign currency translation adjustments		654	3,828	572

Total other comprehensive income, net of tax		654	3,828	572

Total comprehensive loss		(68,780)	(51,457)	(7,682)

Less: comprehensive loss attributable to redeemable noncontrolling interests		—	(2,061)	(308)

Comprehensive loss attributable to Aurora Mobile Limited’s shareholders		(68,780)	(49,396)	(7,374)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	78,392,359	48	988,812	10,813	(678,434)	321,239
Net loss	—	—	—	—	(69,434)	(69,434)
Translation adjustments	—	—	—	654	—	654
Exercise and vesting of share-based awards	490,681	1	2,883	—	—	2,884
Share-based compensation	—	—	19,036	—	—	19,036

Balance as of June 30, 2021	78,883,040	49	1,010,731	11,467	(747,868)	274,379

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	79,036,462	49	1,021,961	12,451	(819,018)	215,443
Net loss	—	—	—	—	(53,224)	(53,224)
Translation adjustments	—	—	—	3,828	—	3,828
Exercise and vesting of share-based awards	179,194	—	71	—	—	71
Share-based compensation	—	—	10,184	—	—	10,184
Adjustment of redeemable noncontrolling interests to redemption value	—	—	(2,246)	—	—	(2,246)

Balance as of June 30, 2022	79,215,656	49	1,029,970	16,279	(872,242)	174,056

Balance as of June 30, 2022 in US$		7	153,770	2,430	(130,222)	25,985

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(69,434)	(55,285)	(8,254)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	13,406	12,986	1,939
Amortization of intangible assets	2,190	2,747	410
Allowance for doubtful accounts	221	2,474	369
Interest expenses, net	2,706	839	125
(Gain)/loss on disposal of property and equipment	(814)	1	—
Deferred tax benefits	—	(208)	(31)
Change in fair value of structured deposits	(20)	(3)	—
Change in fair value of foreign currency swap contract	(1,905)	(764)	(114)
Share-based compensation expenses	19,036	10,184	1,520
Impairment of long-term investment	—	6,350	948
Impairment of loans granted to other companies	—	666	99

Changes in operating assets and liabilities:
Accounts receivable	6,524	7,538	1,125
Prepayments and other current assets	4,885	15,725	2,349
Amounts due from related parties	—	35	5
Derivative assets	—	7,037	1,051
Other non-current assets	(291)	(252)	(38)
Accounts payable	(2,934)	(42)	(6)
Deferred revenue and customer deposits	(3,734)	7,382	1,102
Tax payable	—	(142)	(21)
Accrued liabilities and other current liabilities	(17,840)	(27,367)	(4,086)
Amounts due to related parties	—	12	2
Other non-current liabilities	1,138	460	69

Net cash used in operating activities	(46,866)	(9,627)	(1,437)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investments	—	(21,000)	(3,135)
Proceeds from maturities of short-term investments	51,229	31,000	4,628
Purchase of long-term investments	—	(2,539)	(379)
Investment in a convertible loan	(4,223)	—	—
Proceed from disposal of long-term investments	—	585	87
Payment for acquisitions, net of cash acquired	—	58	9
Purchase of property and equipment	(16,212)	(392)	(59)
Proceeds from disposal of property and equipment	2,599	—	—
Purchase of intangible assets and land use right	(1,265)	(11,021)	(1,645)

Net cash provided by/(used in) investing activities	32,128	(3,309)	(494)

Cash flows from financing activities:
Proceeds from issuance of common shares	1	—	—
Redemption of convertible notes	(228,508)	—	—
Proceeds from short-term bank loan	150,000	38,000	5,673
Repayment of short-term loans	—	(188,000)	(28,068)
Payment for stock issuance cost	—	(528)	(79)
Proceeds from exercise of share options	2,884	71	11

Net cash used in financing activities	(75,623)	(150,457)	(22,463)

Effect of exchange rate on cash and cash equivalents and restricted cash	1,341	792	118

Net decrease in cash and cash equivalents and restricted cash	(89,020)	(162,601)	(24,276)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Six months ended June 30,
	2021	2022
	RMB	RMB	US$
Net decrease in cash and cash equivalents and restricted cash	(89,020)	(162,601)	(24,276)

Cash, cash equivalents and restricted cash at the beginning of the period	356,230	254,582	38,008

Including:
Cash and cash equivalents at the beginning of the period	356,115	90,552	13,519
Restricted cash at the beginning of the period	115	164,030	24,489
Cash, cash equivalents and restricted cash at the end of the period	267,210	91,981	13,732

Including:
Cash and cash equivalents at the end of the period	102,854	91,844	13,712
Restricted cash at the end of the period	164,356	137	20
Supplemental disclosures of cash flow information:
Interest expense paid	1,196	2,398	358
Income tax paid	34	296	44
Non-cash investing and financing activities:
Unpaid cash consideration for business combination	—	16,788	2,506
Purchase of property and equipment included in accrued liabilities and other current liabilities	2,297	—	—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	Organization and principal activities
Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company through its subsidiaries, variable interest entity (“VIE”), and subsidiaries of the VIE are principally engaged in providing
Software-as-a-Service
(“SAAS”) Businesses, which include developer services, financial risk management, market intelligence, and location-based intelligence services, in the People’s Republic of China (the “PRC”).
As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into powers of attorney and an exclusive option agreement with the nominee shareholders of the VIE, Shenzhen Hexun Huagu Information Technology Co., Ltd., that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively.
In addition, pursuant to the supplementary agreements signed in March 2018, the rights under the aforementioned power of attorney and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitled the Company to receive economic benefits from the VIE that potentially could be significant to the VIE.
Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of VIE agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE agreements and the supplementary agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity in the VIE to the Company. In addition, through the exclusive business operation agreement, the Company, through its WFOE in the PRC, has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support agreement and the shareholder voting proxy agreement, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE as required by SEC Regulation
S-X
Rule
3A-02
and Accounting Standards Codification (“ASC”) 810.
The following is a summary of the VIE agreements:

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	Organization and principal activities (continued)

Exclusive Option Agreements
Pursuant to the exclusive option agreements entered into between VIE’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE an option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets, or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. These agreements are not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.
Equity Interest Pledge Agreements
Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIE has pledged all of their respective equity interests in the VIE to WFOE as continuing first priority security interest to guarantee the performance of their and the VIE’s obligations under the powers of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If VIE or any of the nominee shareholder breaches its contractual obligations, WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of VIE in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreement and all of VIE’s obligations have been terminated under the other controlling agreements. On December 16, 2014, the Company registered the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.
Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement entered into by WFOE and VIE, WFOE provides exclusive technical support and consulting services in return for an annual service fee based on a certain percentage of the VIE’s audited total operating income, which is adjustable at the sole discretion of WFOE. Without WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. In addition, the profitable consolidated VIE has granted WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by WFOE.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	Organization and principal activities (continued)

Powers of Attorney
Pursuant to the powers of attorney signed between VIE’s nominee shareholders and WFOE, each nominee shareholder irrevocably appointed WFOE as its attorney-in-fact to
exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in VIE (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of VIE). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of VIE.
In March 2018, the following supplementary agreements were entered into:
Financial Support Agreement
Pursuant to the financial support undertaking letter dated March 28, 2018, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	Organization and principal activities (continued)

Shareholder Voting Proxy Agreement
The Nominee Shareholders also
re-signed
the powers of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in VIE from the WFOE to the Company, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.
Accordingly, as a result of the power to direct the activities of the VIE pursuant to the powers of attorney agreement and the obligation to absorb the expected losses of VIE through the unlimited financial support, the Company is the primary beneficiary of the VIE.
On July 26, 2022, the previous nominee shareholders Xiaodao Wang and Jiawen Fang transferred their entire equity interests in the VIE to Guangyan Chen (the “Transfer of Shares”). After the Transfer of Shares, the VIE is held as to 80% by Weidong Luo and 20% by Guangyan Chen. On July 26, 2022, the registration of this transfer with the local branch of the State Administration of Industry and Commerce (the “SAIC”) was completed.
In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiary and the VIE are in compliance with the existing PRC laws and regulations; (ii) each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations in effect; and (iii) are valid in accordance with the articles of association of the Company.
However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.
In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE and its subsidiaries included in the Company’s consolidated balance sheets:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	55,946	49,308	7,361
Restricted cash	158,032	137	20
Derivative assets	—	3	—
Short-term investments	30,000	20,000	2,986
Accounts receivable, net	43,415	34,232	5,111
Prepayments and other current assets	37,807	27,277	4,073
Amounts due from the Company and its subsidiaries	69,405	270,407	40,371
Amounts due from related parties	35	—	—

Total current assets	394,640	401,364	59,922

Non-current assets:
Property and equipment, net	45,068	37,371	5,579
Intangible assets, net	5,398	26,809	4,002
Goodwill	—	37,785	5,641
Long-term investments	90,618	90,033	13,442
Other-non current assets	3,298	12,514	1,869

Total non-current assets	144,382	204,512	30,533

Total assets	539,022	605,876	90,455

LIABILITIES:
Current liabilities:
Accounts payable	17,529	18,214	2,719
Deferred revenue and customer deposits	115,900	124,462	18,582
Accrued liabilities and other current liabilities	64,527	64,642	9,651
Amounts due to the Company and its subsidiaries	389,063	431,716	64,454
Amounts due to related parties	54	66	10

Total current liabilities	587,073	639,100	95,416

Non-current liabilities:
Amounts due to the Company and its subsidiaries	277,000	277,000	41,355
Deferred revenue	569	5,677	848
Deferred tax liabilities	—	5,097	761
Other non-current liabilities	560	511	75

Total non-current liabilities	278,129	288,285	43,039

Total liabilities	865,202	927,385	138,455

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE and its subsidiaries included in the Company’s consolidated statements of comprehensive loss and cash flows.

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
Revenues	162,605	156,317	23,338
Cost of revenues	(34,489)	(47,380)	(7,074)
Net loss	(41,793)	(35,265)	(5,265)
Net cash provided by/(used in) operating activities	19,773	(113,930)	(17,009)
Net cash provided by/(used in) investing activities	5,768	(603)	(90)
Net cash provided by/(used in) financing activities	80,000	(50,000)	(7,465)
As of December 31, 2021, RMB157,900 of the restricted cash balance represents deposits held as collateral for the Company’s short-term loan with Shanghai Pudong Development Bank. There were no pledges or collateralization of the VIE’s assets as of June 30, 2022.
The amount of net liabilities of the VIE was RMB326,180 and RMB321,509 (US$48,000) as of December 31, 2021 and June 30 2022, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies
Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020 and 2021. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.
In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.
Principles of consolidation
The unaudited interim condensed consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIE. All significant intercompany transactions and balances have been eliminated in consolidation.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Use of estimates
The preparation of the Company’s unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the unaudited interim condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the purchase price allocation and fair value of intangible assets, fair value of redeemable noncontrolling interests, impairment of goodwill, impairment of long-lived assets, fair value measurements and impairment of equity investments without readily determinable fair value, impairment of loans receivables, including due from related parties, valuation allowance for deferred tax assets, uncertain tax position, fair value change of derivative assets and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.
Convenience translation
T
ranslations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.6981 per US$1.00 on June 30, 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Business Combinations
The Company applies the definition of a business in ASC 805,
Business Combinations
to determine whether it is acquiring a business or a group of assets. Business combinations are accounted for using the acquisition method.
The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interests in the acquiree at fair value at the acquisition date. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and redeemable noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. The excess of (i) the total of cost of acquisition, the fair value of the noncontrolling interests and the acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. In addition, acquisition costs related to business combinations are expensed as incurred.
The Company records acquired intangible assets at fair value on the date of acquisition and amortizes such assets using the straight-line method over the expected useful life of the asset unless another amortization method is deemed to be more appropriate. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, the Company will amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.
Consolidation of Noncontrolling Interests
A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net loss on the unaudited interim condensed consolidated statements of operations and comprehensive loss includes the net loss attributable to noncontrolling interests when applicable. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the unaudited interim condensed consolidated statements of cash flows when applicable.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Redeemable Noncontrolling Interests
Noncontrolling interests in subsidiaries that are redeemable by such shareholders upon the occurrence of certain events that are not solely within the control of the Company are classified as redeemable noncontrolling interests, within mezzanine equity in the unaudited interim condensed consolidated balance sheet. Net income or loss of the subsidiary attributable to the redeemable noncontrolling interests was subsequently recorded pursuant to ASC 810, Consolidation. After the attribution, the Company considers the provisions of ASC 480, Distinguish Liabilities from Equity (“ASC 480”) to determine whether any further adjustments are necessary to increase the carrying value of the redeemable noncontrolling interests. Adjustments to the carrying amount of the redeemable noncontrolling interests are recognized as an adjustment to retained earnings, or in the absence of retained earnings, by adjustment to additional paid-in-capital.
Goodwill
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests over the identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company will perform its annual impairment test of goodwill during the fourth quarter. Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. Goodwill, which is nondeductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition.
Intangible assets
Intangible assets with finite lives are carried at cost less accumulated amortization. Intangible assets represent computer software, systems and technology, brand and customer relationship acquired in a business combination. The cost of the brand and customer relationship is the fair value at the date of acquisition. All intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives, which are as follows:

Computer software, systems and technology	1 – 5 years

Brand	10 years

Customer relationship	5 years
Residual values are considered nil.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Revenue recognition
Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenues are presented net of value-added tax collected on behalf of the government.
The Company generates SAAS Businesses revenue primarily from developer services and vertical applications. For developer services, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide push notification or instant messaging (collectively “notification services”), which the Company provides its customers with access to its notification services platform. This enables customers to send notifications and messages to users. The Company generally recognizes revenue ratably over time under the subscription-based contracts as stand-ready obligations because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term. The Company uses an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.
The Company primarily enters into consumption-based contracts with its customers to provide short message services (“SMS”), one-click
verification services, email services and value-added services. For SMS, the Company enables customers to send short messages to users for developer-user communication and authentication. For one-click
verification services, the Company enables users to verify the cellphone number of users without verification code after integrating the one-click
verification SDK. For email services, the Company enables the customers to send emails to user. Customers pay for SMS, one-click
verification, and email services based on the
pre-agreed
rate per message or email and the number of messages or emails delivered. The Company acts as the principal in the SMS, one-click
verification, and email services in which the Company has control over the fulfillment of services. The Company recognizes revenue on a gross basis and at the point in time when messages and emails are delivered.
For value-added services, the Company built an application (“APP”) Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the ads will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
basis or
cost-per-click
(“CPC”) basis. All of the contractual arrangements’ duration is less than one year. For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term less than six months. The Company acts as the principal in the value-added services in which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

The Company primarily enters into project-based contracts with its customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. The Company provides its customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot derive economic benefit from the related system training services on its own. Meanwhile, the Company also provides post contract assurance-type maintenance services, which usually have a duration of one year. Under ASC 606, the Company recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by the Company. Meanwhile, the estimated cost of assurance-type maintenance services is accrued as “Costs of revenues”, which is not material.
For vertical applications, the Company enters into agreements with its customers to provide data analytic solutions and there are three types of contracts, including subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The Company generally recognizes revenue ratably over time under the subscription-based contracts, because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.
The Company primarily enters into project-based contracts with its customers to provide in-depth
analytics services and generate customized reports based on the customers’ specific requirements. The Company recognizes revenue at the point in time when the customized reports are provided.
The Company primarily enters into consumption-based contracts with its customers to process the queries or provide features based on the customers’ requirements. When the Company receives a placed order, it recognizes revenue at a point in time when the queries are processed, or the features are utilized by the customers.
For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term under six months.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Other revenue recognition related policies
Timing of revenue recognition may differ from the timing of invoicing to customers. Some customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the unaudited interim condensed consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment.
Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the unaudited interim condensed consolidated balance sheets. Amount of contract assets was not material as of December 31, 2021 and June 30, 2022, respectively.
Contract liabilities are mainly related to fees for services to be provided over the service period, which are presented in “Deferred revenue and customer deposits” on the unaudited interim condensed consolidated balance sheets. Revenue recognized for the six months ended June 30, 2022 that was included in contract liabilities as of January 1, 2022 was RMB42,182 (US$6,298). Revenue recognized for the six months ended June 30, 2021 that was included in contract liabilities as of January 1, 2021 was RMB44,405. A summary of contract liabilities is as follows:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Contract liabilities	80,405	85,481	12,762
Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.
As of June 30, 2022, the Company’s unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was RMB31,562 (US$4,712). The Company expects to recognize the majority of its remaining performance obligations as revenue within the next year.
Costs of revenues
Cost of revenues consists primarily of channel cost associated with JG Alliance, bandwidth cost, staff costs and depreciation of servers used for revenue generating services.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Fair value measurements
The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivable, other receivables within prepayments and other current assets, balances with related parties, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments.
Concentration of risks
Concentration of credit risk
Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, derivative assets, other receivables within prepayments and other current assets, short-term investments and accounts receivable.
The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2021 and June 30, 2022, the aggregate amount of cash and cash equivalents, derivative assets, short-term investments and restricted cash of RMB276,644 and RMB102,450 (US$15,295), respectively, were held at major financial institutions located in the PRC, and US$2,186 and US$1,423 (RMB9,534), respectively, were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. The Company continues to monitor the financial strength of the financial institutions. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.
Concentration of suppliers
Approximately 49.2% and 38.2% of advertising costs were paid to three suppliers for the six months ended June 30, 2021 and 2022, respectively.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Concentration of risks (continued)
Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The appreciation of the US$ against RMB was approximately 5.11% for the six months ended June 30, 2022. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, derivative assets, accounts receivable, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.
Impact of
COVID-19
During the six months ended June 30, 2022, revenues declined compared to the prior period partly due to weakness in demand as its customers in certain industries were negatively impacted by
COVID-19.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of
COVID-19
and related government stimulus measures. As a result, certain of the Company’s estimates and assumptions, including the allowance for accounts receivable

and the valuation of certain equity investments subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods. The extent of the impact of the
COVID-19
on the Company’s operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the
COVID-19
on overall demand for travel, all of which are highly uncertain and beyond the control of the Company and the impact cannot be reasonably estimated at this time.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	Accounts receivable, net

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Accounts receivable	81,550	61,728	9,216
Less: allowance for doubtful accounts	(37,690)	(26,590)	(3,970)

Total accounts receivable, net	43,860	35,138	5,246

The following table presents the movement in the allowance for doubtful accounts:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Balance at beginning of the period	43,820	37,690	5,627
Provisions/(reversals)	(246)	1,669	249
Write-offs	(5,884)	(12,769)	(1,906)

Balance at end of the period	37,690	26,590	3,970

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4	Prepayments and other current assets
Prepayments and other current assets consist of the following:

			As of
			December 31, 2021	June 30, 2022
			RMB	RMB	US$
Receivables on behalf of third party advertising companies	(i	)	12,599	4,902	732
Prepaid service fee			11,410	9,907	1,479
VAT and other surcharges			5,618	3,725	556
Investment in a convertible loan			4,221	4,463	666
Loans granted to equity investees	(ii	)	3,000	5,000	746
Office rental deposit			919	926	138
Prepaid media cost			551	1,635	244
Receivables from sales of shares on behalf of employees			180	393	59
Others			8,172	3,287	492

Total prepayments and other current assets			46,670	34,238	5,112

(i)
Starting from January 1, 2021, the Company has fully exited the Targeted Marketing business and this balance represents the receivables the Company acts as agent and collects on behalf of third party advertising companies for targeted marketing related services.

(ii)
For the six months ended June 30, 2021 and 2022, the Company recognized impairment charges on loans granted to equity investees of nil and RMB666 (US$99). The Company evaluates the impairment of the equity investments without readily determinable fair value along with loans the Company granted to those investees.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

5	Long-term investments
Equity investments without readily determinable fair value
As of December 31, 2021, the carrying amount of the Company’s equity investments was RMB141,926, net of RMB63,902 in accumulated impairment.
As of June 30, 2022, the carrying amount of the Company’s equity investments was RMB140,015 (US$20,904), net of RMB71,146 (US$10,622) in accumulated impairment.
Impairment charges recognized on equity investments without readily determinable fair value was nil and RMB6,350 (US$948) for the six months ended June 30, 2021 and 2022.

6	Business combination
On March 8, 2022, the Company completed the acquisition of 52.37% of the equity interests in Wuhan SendCloud Technology Co., Ltd., (“SendCloud”), China’s leading Email API platform for consumer marketing and user-centric transactional email services, for total cash consideration of RMB34,473. At the same time, the Company issued 1,366,128 restricted shares to certain management member of SendCloud with a service vesting period of nine months.
The acquisition supports the Company’s strategy of providing a more reliable and effective customer engagement platform for different industry vertical. Both SendCloud and the Company provide developer-centric services and are highly complementary in products and customer base. Leveraging SendCloud’s reliable high-performance system and database services along with real-time email protocols analysis, together the Company and SendCloud will provide customers with industry-leading technology to simplify their omni-channel communications, through an integrated central platform, which will further reduce customers’ management costs, simplify the complexity for customers to integrate different services and maximize user value.
Goodwill is calculated as the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests over the fair value of net assets, including intangible assets, and is primarily related to expected synergies from the transactions. Goodwill associated with these acquisitions are not tax deductible. The results of the acquisition have been included in the unaudited interim condensed consolidated financial statements from the date of purchase and are not material for the six months ended June 30, 2022.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

6	Business combination (continued)
With the assistance of third party valuation specialist firm, the Company used the income approach to value the acquired brand and customer relationships. The income approach calculates fair value by discounting the forecasted after-tax
cash flows back to a present value using an appropriate discount rate. The significant assumptions used in the determination of the fair value of acquired brand and customer relationships include revenue growth rates, discount rates, terminal growth rates and economic useful life. The Company amortizes the acquired intangible assets over a straight-line basis over the periods benefited.
The Company accounted for the acquisition of SendCloud as business combination. The acquisition date fair value of assets, liabilities, goodwill and redeemable noncontrolling interests pertaining to this business combination, were as follow:

	RMB	US$
Purchase consideration	34,473	5,147

Fair value of redeemable noncontrolling interests	31,397	4,687
Less:
Cash and cash equivalents	17,744	2,649
Customer relationships	13,800	2,060
Brand	10,300	1,538
Other current and noncurrent assets	1,025	154
Deferred revenue	(6,529)	(975)
Deferred tax liabilities	(5,330)	(796)
Other current liabilities	(2,925)	(437)

Goodwill	37,785	5,641

Supplemental unaudited pro forma information for the acquisition has been excluded as they are not material to the unaudited interim condensed consolidated financial statements of the Company.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

7	Deferred revenue and customer deposits
Deferred revenue and customer deposits consist of the following:

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Deferred revenue	80,405	85,481	12,762
Customer deposits	39,586	44,239	6,605

Total deferred revenue and customer deposits — current	119,991	129,720	19,367

Deferred revenue — non-current	3,845	8,027	1,198

8	Accrued liabilities and other current liabilities
Accrued liabilities and other current liabilities consist of the following:

			As of
			December 31, 2021	June 30, 2022
			RMB	RMB	US$
Accrued payroll and welfare payables			52,947	35,357	5,279
Income taxes payable			—	230	34
Other taxes and surcharge			9,932	7,294	1,089
Service fees			5,233	9,228	1,378
Acquisition of intangible assets, property and equipment			840	840	125
Government grants			4,500	1,000	149
Rental and property management fee			3,418	3,410	509
Payables for sales of employees’ shares			180	393	59
Payables to third party advertising companies	(i	)	4,066	787	117
Payable for business acquisition	(ii	)	—	16,788	2,506
Others			4,189	2,913	436

Total accrued liabilities and other current liabilities			85,305	78,240	11,681

(i)	The balance represents the payments to third party advertising companies for targeted marketing related services as the Company acts as agent.
(ii)	The balance represents the remaining unpaid cash consideration of RMB16,788 from the acquisition of SendCloud (see Note 6 for details).

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	Share-based compensation
Share option plans
2014 Incentive Plan
On July 23 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest up
to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of June 30, 2022, 37,911 shares remain available for grant under the 2014 Plan.
2017 Incentive Plan
On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest up
to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 6,015,137 common shares for issuance under the 2017 Plan. As of June 30, 2022, 86,632 shares remain available of grant under the 2017 Plan.
2021 Incentive Plan
In December 2021, the Company’s board of directors and shareholders approved the 2021 Incentive Plan (the “2021 Plan”). Awards under the 2021 Plan vest up
to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 4,000,000 common shares for issuance under the 2021 Plan. As of June 30, 2022, 2,333,872 shares remain available of grant under the 2021 Plan.
The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014, 2017 and 2021 Plans. The awards are subject to multiple service vesting periods up
to 4 years, and will expire 10 years after the date of award. Upon the termination of the grantee’s continuous service, the Company has the right to repurchase the vested award or shares obtained.
Total compensation costs recognized for the six months ended June 30, 2021 and 2022 were as follows:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
Cost of revenues	20	(6)	(1)
Research and development	6,464	(1,599)	(239)
Sales and marketing	1,733	520	78
General and administrative	10,819	11,269	1,682

Total	19,036	10,184	1,520

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	Income taxes
The Company has holding companies in Cayman Island, British Virgin Islands, Hong Kong and its main operations is in the PRC. The Company’s entities are subject to local statutory income tax rate in these jurisdictions. Specifically, the Company’s PRC entities are subject to a statutory income tax rate of 25% and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%, in accordance with the Enterprise Income Tax Law (the “EIT Law”). The Company’s Hong Kong entity is subject to a statutory income tax rate of 16.5%, in accordance with the Hong Kong tax laws.
The Company recorded an income tax expense of RMB11 and RMB135 (US$20), representing an effective tax rate of (0.03%) and (0.24%) respectively for the six months ended June 30, 2021 and 2022.
The Company recorded uncertain income tax liabilities of RMB117 (US$17)
upon
acquisition of SendCloud. The Company does not have any uncertain tax positions nor has it recognized any interest or penalties for the six months ended June 30, 2021 and 2022.

11	Commitments and contingencies
Operating lease commitments
The Company leases office premises in the PRC under
non-cancellable
operating leases ranging from one to five years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
Total operating lease expenses were RMB6,509 and RMB6,350 (US$948) for the six months ended June 30, 2021 and 2022, respectively.
As of June 30, 2022, future minimum payments under
non-cancellable
operating leases were as follows:

	RMB	US$
For the six months ended December 31, 2022	3,586	535
For the years ended December 31, 2023	6,577	982
2024	5,381	803

Total	15,544	2,320

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents. There are no lease payments subsequent to 2024.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	Loss per share
Basic and diluted loss per share is calculated as follows:

	For the six months ended June 30,
	2021		2022
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(54,429)	(15,005)	(41,785)	(6,238)	(11,439)	(1,708)
Net loss attributable to common shareholders	(54,429)	(15,005)	(41,785)	(6,238)	(11,439)	(1,708)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	61,668,577	17,000,189	62,098,973	62,098,973	17,000,189	17,000,189

Basic and diluted loss per share	(0.88)	(0.88)	(0.67)	(0.10)	(0.67)	(0.10)

For the six months ended June 30, 2021 and 2022, the
two-class
method is applicable because the Company has Class A and Class B ordinary shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company. The effect of all outstanding share options, restricted share units and convertible notes (redeemed in April 2021) were excluded from the computation of diluted loss per share for the six months ended June 30, 2021 and 2022 as they would be anti-dilutive.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	Redeemable noncontrolling interests
The fair value of the redeemable noncontrolling interests for SendCloud was determined using the income approach. The fair value estimate of redeemable noncontrolling interests is based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) adjustment for lack of control and (d) value of redemption right held by the noncontrolling interest shareholders (the “NCI shareholders”). The redeemable noncontrolling interests represent the fair value of 47.63%
equity held by the NCI shareholders.
The Company entered into a put option agreement with the NCI shareholders, with respect to SendCloud’s retained equity. Pursuant to the put option agreement, the NCI shareholders have the right to sell to the Company all of SendCloud’s retained equity within 90 days after SendCloud’s fiscal year ending December 31, 2024, if SendCloud has met each of the annual revenue and net income performance targets from 2022- 2024, which is not solely within the Company’s control.
As it is redeemable by such NCI shareholders upon the occurrence of certain events that are not solely within the control of the Company, it is classified as redeemable noncontrolling interests. Upon acquisition, the Company recognized the redeemable noncontrolling interest at the fair value of RMB31,397.
The following table presents the activity of the redeemable noncontrolling interests balance for the six months ended June 30, 2022:

	RMB	US$
Balance as of January 1, 2022	—	—
Initial fair value of redeemable noncontrolling interests	31,397	4,687
Net loss attributable to redeemable noncontrolling interest	(2,061)	(308)
Adjustment of redeemable noncontrolling interests to redemption value	2,246	336

Balance as of June 30, 2022	31,582	4,715

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	Revenues
Revenues consist of the following:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
SAAS Businesses
Developer Services	113,608	115,006	17,170
Vertical Applications	52,001	46,471	6,938

Total revenues	165,609	161,477	24,108

For the six months ended June 30, 2021 and 2022, revenues recognized at the point in time are RMB98,405 and RMB93,728 (US$13,993), respectively. For the six months ended June 30, 2021 and 2022, revenues recognized over time are RMB67,204 and RMB67,749 (US$10,115), respectively.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	Short-term investments
Short-term
held-to-maturity
securities were mainly deposits in commercial banks with maturities less than one year and structured deposits issued by commercial banks and other financial intuitions for which the Company has the positive intent and ability to hold those securities to maturity.
Short-term investments classification as of December 31, 2021 and June 30, 2022 were shown as below:

	As of December 31, 2021
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	RMB					RMB
Held-to-maturity debt investments	30,000	—	—	—	—	30,000

	As of June 30, 2022
	Cost or Amortized cost		Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	RMB	USD					RMB	USD
Held-to-maturity debt investments	20,000	2,986	—	—	—	—	20,000	2,986

As of December 31, 2021, the Company’s short-term investments comprise of time deposits with original maturities over three months.
As of June 30, 2022, the Company’s short-term investments comprise of bank structured deposits at interest rates indexed to exchange rate between Euro and US dollar. The indexation of interest rates to exchange rate between Euro and US dollar are considered embedded derivatives that are separated from the host contract of bank structured deposits and are recorded separately in “Derivative assets” and measured at fair value in the unaudited interim condensed consolidated balance sheets. The fair value of the derivative assets is disclosed in Note 16.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	Fair value measurements
ASC
820-10,
Fair Value Measurements and Disclosures: Overall
, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace
Level 3 — Unobservable inputs which are supported by little or no market activity
ASC
820-10
describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Assets measured or disclosed at fair value
The Company measures derivative assets at fair value on a recurring basis. The derivative assets are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data.
The Company’s
non-financial
long-lived assets, such as intangible assets, property and equipment, would be measured at fair value only if they were determined to be impaired. The Company uses a combination of valuation methodologies, including market approach based on the Company’s best estimate to determine the fair value of these non-financial
assets. The Company measures
non-recurring
fair value measurements as of the observable transaction dates.
For equity investments accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 5). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation, redemption preferences and qualified IPO.
The Company measures certain financial assets, including equity securities accounted for at fair value using measurement alternative at fair value on a non-recurring
basis only if an impairment loss or upward valuation were to be recognized.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	Fair value measurements (continued)

As of December 31, 2021 and June 30, 2022, assets measured at fair value are summarized below:

		Fair value measurement at December 31, 2021 using
	Total Fair Value at December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis
Derivative assets	5,989	—	5,989	—	5,989
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	585	—	—	585	(25,340)

Total assets measured at fair value	6,574	—	5,989	585	(19,351)

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	Fair value measurements (continued)

As of December 31, 2021 and June 30, 2022, assets measured at fair value are summarized below:

			Fair value measurement at June 30, 2022 using
	Total Fair Value at June 30, 2022		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	USD	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis
Derivative assets	3	—	—	3	—	3
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement (i)	—	—	—	—	—	(6,376)

Total assets measured at fair value	3	—	—	3	—	(6,373)

(i)
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value. The Company recognized impairment charges of long-term investments during the year ended December 31, 2021 and the six months ended June 30, 2022.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	Restricted net assets
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
Under PRC law, the Company’s subsidiary and VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.
Amounts of net assets restricted include
paid-in
capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB529,963 and RMB534,632 (US$79,818) as of December 31, 2021 and June 30, 2022, respectively.

18	Subsequent events
Purchase of land use right
In July 2022, the Company through the VIE, has entered into an agreement with the PRC government to purchase land use right in Shenzhen for a total cash consideration of RMB21,925. The land use right is for a period of 30 years from July 7, 2022 to July 6, 2052, and is non-transferable. As of June 30, 2022, the Company has prepaid RMB10,963 and the remaining consideration is payable by June 15, 2023.
Share repurchase program
On September 15, 2022, the board of directors of the Company approved a share repurchase program whereby the Company is authorized to repurchase up to US$5 million worth of its ordinary shares (including in the form of American depository shares) during a 12-month period starting from September 15, 2022.